September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman
Pam Howell
William Demarest
Jennifer Monick

Re:	FBRED-C Feeder REIT Trust
Amendment No. 1 to Registration Statement on Form 10-12G
Filed September 4, 2025
File No. 000-56765

Dear Ms. Gorman, Ms. Howell, Mr. Demarest, and Ms. Monick:

On behalf of FBRED-C Feeder REIT Trust (the “Company”), this letter is in response to your letter dated September 18, 2025, to the Company, relating to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G, filed on September 4, 2025. The headings and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the comment letter and, to facilitate your review, we have reproduced the text of the comments in italics below.

Amendment No. 1 to Registration Statement on Form 10

Item 1. Business, page 4

1.             We note your response to prior comment 1. We note that your organizational chart does not reflect percentages. Further, it does not reflect the disclosure contained in Item 4. Please revise the chart accordingly. Consider providing a current organizational chart and an anticipated organizational chart with clear disclosure of the transactions, assumptions and uncertainties relating to the anticipated organizational structure.

Response: In response to the comment, we have revised the organizational chart in Post-Effective Amendment No. 1 to Registration Statement on Form 10 filed on September 26, 2025 (the “Post-Effective Amendment”) to include the ownership percentages for all entities, except for Franklin BSP Real Estate Debt, Inc. (“FBRED”). For the ownership of FBRED, we have revised the chart to include a note that the FBRED ownership percentages will change monthly based on sales of shares in FBRED’s private offering and on share redemptions. In response to your comment, we have also included a note addressing ownership of the Company prior to the initial closing.

2.             We note your disclosure that the Indirect Parent will use the proceeds of the purchase to make a loan to the Company and to purchase a share of the Feeder Sub, which will then purchase a Company share. It appears that these amounts will be aggregated to purchase one share of FBRED. Please explain the purpose of issuing loans rather than investing in equity and disclose the loan terms.

Response: In response to the comment, we have provided additional disclosure in the Post-Effective Amendment regarding the reason for the proposed investment structure.

3.             We note your response to prior comment 2. We note your representation that FBRED will be your majority-owned subsidiary. We note that you expect to receive 1 preferred share which will give you the ability to appoint 3 of the 6 directors and that you will not initially, and may not for some time, control over 50% of the common shares of FBRED. However, there appears to be no certainty regarding such statements. It is therefore unclear how you determined FBRED will be your majority-owned subsidiary. Please provide a legal analysis regarding how you made this determination and revise your disclosure as appropriate. Further, we note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Please note that we may refer your response to the Division of Investment Management for further review.

Response: Section 2(a)(24) of the Investment Company Act of 1940 (the “Investment Company Act”) defines a “majority-owned subsidiary” of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” Section 2(a)(42) defines a “voting security’’ as:

any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast. The vote of a majority of the outstanding voting securities of a company means the vote, at the annual or a special meeting of the security holders of such company duly called, (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is the less.

We remind the staff that the Company has been organized for the sole purpose of facilitating the investment by certain foreign investors in FBRED in a tax efficient manner and its sole asset (other than cash) will be FBRED stock. Prior to the Company’s initial closing, its only asset will be amounts funded by its initial shareholder for its initial capitalization. At its initial closing, the Company will invest the proceeds from the closing in shares of common stock of FBRED and will also be issued one share of Series A Preferred Stock of FBRED (the “FBRED Preferred Stock”). Pursuant to the terms of the FBRED Preferred Stock, so long as the Company owns shares of FBRED common stock, the Company will have the right to appoint 50% of the board of directors of FBRED. As the Company will hold a security, the FBRED Preferred Stock, that will give it the right to appoint directors of FBRED, the FBRED Preferred Stock is a “voting security.” The staff has noted that the right to appoint directors is tantamount to the right of shareholders to elect directors at an annual shareholder meeting. For example, the power to determine the identity of a corporation’s directors would support the classification of a security as a “voting security.” Capital South Corporation (available December 24, 1986). Furthermore, the statutory definition of “voting security” is “not intended to be rigidly applied to require the sort of formal voting that would occur in electing directors of a corporation” Wells Fargo Alternative Asset Management, LLC (available January 26, 2005).

Although the Company may not own 50% of the total number of outstanding shares of voting securities of all classes of FBRED, its ownership of the FBRED Preferred Stock gives it the voting right equivalent to owning such number of shares. The Commission has noted that Section 2(a)(42) “does not specify whether the prescribed percentages are to be determined on the basis of the number of securities, or the value of the securities,” recognizing that an issuer does not need to own 50% of the number of outstanding voting securities. (See Adoption of Rule 18f-3 under the Investment Company Act of 1940 and Related Disclosure Requirements by Multiple Class and Master-Feeder Funds, 1940 Act Release No. 20915 (Feb. 23 1995)). As a result, we respectfully submit that as of the initial closing, because the Company will own voting securities of FBRED (FBRED Preferred Stock) that will allow it to designate 50% of the directors, as if it held 50% of the number of outstanding voting securities of FBRED, FBRED will be a majority-owned subsidiary of the Company.

Furthermore, given the business purpose of the Company to facilitate investment in FBRED by certain foreign investors, the Company will have an active interest and its directors will have a fiduciary duty to exercise voting control of FBRED for the benefit of its shareholders. The equity investment in FBRED is the Company’s only investment, which is its sole revenue-generating activity. Therefore, the Company will exercise control rather than treat this investment as a passive investment that may be considered an “investment security” for purposes of Section 3(a)(1)(C) of the Investment Company Act.

Please see the revised disclosure in Item 1. Business – Investment Company Act Considerations.

The Company intends to primarily rely on the exception in Section 3(a)(1)(C) because it will not own investment securities that exceed 40% of its total assets (excluding U.S. government securities and cash) on an unconsolidated basis. As summarized above, other than cash, its sole asset will be its investment in FBRED, which will be its majority-owned subsidiary. A security issued by a majority-owned subsidiary will not be considered an “investment security” if the subsidiary is not relying on the exceptions in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. As described in the Company’s Form 10/A filed with the Commission, FBRED intends to rely on the exception set forth in Section 3(a)(1)(C), or alternatively 3(c)(5)(C) or 3(c)(6) if it owns investment securities in excess of 40%. Currently, FBRED wholly owns all of its subsidiaries and each subsidiary is a “majority-owned subsidiary” not itself relying on Section 3(c)(1) or 3(c)(7) and therefore, the Company meets the requirements of Section 3(a)(1)(C).

The Company believes that substantially all of FBRED’s subsidiaries are expected to rely on the exception contained in Section 3(c)(5)(C) as described in FBRED’s Form 10/A and as further described below. Through its investment in and control of FBRED, the Company will be in the business of originating senior floating-rate mortgage loans, but will also invest in other real estate-related assets, including subordinated mortgage loans, mezzanine loans, and participations in such loans, commercial real estate securities, including commercial mortgage-backed securities, equity or equity-linked securities in real estate operating companies, and net leased properties. FBRED’s subsidiaries will further these business objectives while expecting to primarily rely on the exception contained in Section 3(c)(5)(C).

Section 3(c)(5)(C) is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and is not in the business of issuing redeemable and certain other securities, as described in Section 3(c)(5)(C). This exception generally requires that, for purposes of Section 3(c)(5)(C), at least 55% of a portfolio must be comprised of “Qualifying Interests” and at least 80% of its portfolio must be comprised of Qualifying Interests and “Real Estate-related Interests” (and no more than 20% comprised of non-qualifying or non-real estate-related assets). These criteria therefore limit what assets these subsidiaries may buy and sell.

Qualifying Interests for the purpose of Section 3(c)(5)(C) include mortgage loans and other assets, such as certain mezzanine loans and B notes and other interests in real estate as interpreted by the SEC staff in various no-action letters. FBRED also may invest in mortgage loan participations that also meet the parameters of Section 3(c)(5)(C) based on no-action letters issued by the SEC staff and other SEC staff interpretations. These restrictions will, however, limit FBRED’s ability to invest in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities and real estate companies, or in non-real estate-related assets.

FBRED intends to treat first mortgage loans as Qualifying Interests, as long as such loans are “fully secured” by real estate at the time it acquires the loan. Mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will also be treated as Qualifying Interests if the real property fully secures the second mortgage.

FBRED intends to treat participation interests in whole mortgage loans as Qualifying Interests only if the interest is a participation in a mortgage loan, such as a B note, that meets certain criteria. Consistent with SEC staff guidance, a B note will be treated as a qualifying real estate asset only if: (1) FBRED’s subsidiary has a participation interest in a mortgage loan that is fully secured by real property; (2) FBRED’s subsidiary has the right to receive its proportionate share of the interest and the principal payments made on the loan by the borrower, and the subsidiary’s returns on the loan are based on such payments; (3) FBRED’s subsidiary invests only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (4) FBRED’s subsidiary has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) in the event that the loan becomes non-performing, FBRED’s subsidiary has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior participation at par plus accrued interest, thereby acquiring the entire mortgage loan.

FBRED intends to treat most types of CMBS, non-qualifying subordinated financing, and any debt or equity securities issued by companies primarily engaged in real estate businesses and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets and/or real estate-related assets as Real Estate-related Interests.

Both the Company and FBRED are externally managed by the Advisor, who makes investment decisions on behalf of FBRED, and is therefore positioned to monitor compliance with the Investment Company Act on behalf of both entities. In turn, the activities of the Advisor are supervised by the respective Boards of Directors of the Company and FBRED, with 50% of FBRED’s directors being designated by the Company.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.             Please revise to incorporate by reference FBRED’s Form 10-Q for the quarter ended June 30, 2025 filed August 7, 2025.

Response: In response to the comment, we have revised the applicable paragraph of the Post-Effective Amendment to incorporate by reference FBRED’s Form 10-Q for the quarter ended June 30, 2025, filed August 7, 2025.

*         *        *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact Michael E. McTiernan at (202) 637-5684. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jerome Baglien
Jerome Baglien FBRED-C Feeder REIT Trust

cc:	Michael E. McTiernan, Hogan Lovells US LLP